Exhibit 12.1

Calculation of Consolidated Ratios of Earnings to Fixed Charges

	Year ended January 31,
	2018	2017	2016	2015	2014
	(in thousands)
Fixed Charges:
Finance costs on funding arrangements	1,164	862	2,879	499	385
Interest expenses on portion of rent expense representative of interest (1)	96	71	44	32	39

Total Fixed Charges	1,260	933	2,923	531	424

Earnings (loss):
Net loss for continuing obligations before income tax	(10,893)	(25,707)	(23,195)	(12,681)	(7,403)
Fixed charge per above	1,260	933	2,923	531	424

Total earnings (loss)	(9,633)	(24,774)	(20,272)	(12,150)	(6,979)

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A

Deficiency of earnings available to cover fixed charges	(10,893)	(25,707)	(23,195)	(12,681)	(7,403)

(1)	The interest factor attributable to rentals consists of one-third of rental charges which is deemed by the registrant to be representative of the interest factor inherent in rents.